

VF 3-23-05

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: vertical capital partners, inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 madison avenue, 8th Floor
(No. and Street)

new York	new york	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ronald heineman (212)446-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

radin, glass & co., LLP
(Name – *if individual, state last, first, middle name*)

360 lexington avenue	new york	new york	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C.
179
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ronald heineman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of vertical capital partners, inc., as of december 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

president | ceo

Title

VERITY SANSOUCI
Notary Public, State of New York
No. 01SA6039018
Qualified in Queens County
Commission Expires March 20, 20 06



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERTICAL CAPITAL PARTNERS, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2004

CONTENTS

Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591



INDEPENDENT AUDITORS' REPORT

February 15, 2005

The Board of Directors
Vertical Capital Partners, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Vertical Capital Partners, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vertical Capital Partners, Inc. as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

Vertical Capital Partners, Inc.

Statement of Financial Condition

December 31, 2004

ASSETS

ASSETS:		
Cash	$	759,555
Accounts Receivable		205,450
Receivable from clearing organization		330,915
Securities owned, at market value		124,014
Furniture and equipment, net		62,815
Other assets		68,857
TOTAL ASSETS	$	1,551,606

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	1,068,213
COMMITMENT AND CONTINGENCY		-
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value, 1,000 shares authorized, 10 shares issued and outstanding		10
Additional paid-in capital		627,938
Accumulated deficit		(144,555)
Total Stockholders' Equity		483,393
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,551,606

See notes to financial statements.

Vertical Capital Partners, Inc.

Statement of Operations

For the Year Ended December 31, 2004

REVENUES	$ 3,993,765
EXPENSES:	
Employee compensation and benefits	1,931,920
Clearing charges	154,057
Professional and underwriting fees	462,525
Data processing and quotation	60,355
Occupancy and equipment	223,498
Communication	37,494
Printing, delivery and supplies	68,852
Regulatory fees	64,152
Travel and other	691,741
TOTAL EXPENSES	3,694,594
NET INCOME	$ 299,171

See notes to financial statements.

Vertical Capital Partners, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2004

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, December 31, 2003	10	$ 10	$ 634,438	$ (443,726)	$ 190,722
Return of capital	-	-	(76,500)	-	(76,500)
Capital contribution	-	-	70,000	-	70,000
Net income	-	-	-	299,171	299,171
Balance, December 31, 2004	10	$ 10	$ 627,938	$ (144,555)	$ 483,393

See notes to financial statements.

Vertical Capital Partners, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2004

Cash Flows from Operating Activities:		
Net income	$	299,171
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		25,386
Changes in assets and liabilities:		
Receivable from clearing organization		(266,258)
Securities owned		(111,306)
Other assets		(38,153)
Accounts payable and accrued expenses		830,265
Net Cash Provided by Operating Activities		739,105
Cash Flows Used in Investing Activities:		
Purchase of equipment		(6,417)
Cash Flows Used in Financing Activities:		
Return of capital		(76,500)
Net Increase (Decrease) in Cash		656,188
Cash, beginning		103,367
Cash, ending	$	759,555
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	7,149
Income taxes	$	-
Noncash investing and financing activities:		
Non-cash capital contribution - furniture and equipment	$	70,000

See notes to financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business - Vertical Capital Partners, Inc. (the "Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company acts as an underwriter on a firm commitment basis. As a broker, the Company acts as an agent through a clearing broker on behalf of its customers on a fully disclosed basis.

B. Cash – Occasionally, the Company has held cash in excess of federally insured limits.

C. Securities - All commission revenue and expense are recorded in the financial statements on a settlement date basis.

Marketable securities are recorded on a settlement date basis. Securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Company. The resulting unrealized gains and losses are included in the statement of operations.

D. Furniture and Equipment - Furniture and equipment are stated at cost. Depreciation is calculated using the straight line method over the estimated useful lives of the assets.

E. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income Taxes - The Company accounts for income taxes under the asset and liability method. Deferred taxes are recognized for the future tax consequences attributable to the differences between the financial statement and tax basis of assets and liabilities, measured at the tax rates expected to apply to taxable income when the temporary differences are expected to be recovered or settled.

G. Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, receivables, and accrued expenses approximate fair value based on the short-term maturity of these instruments.

H. Impairment of Long - Lived Assets - The Company reviews long-lived assets, certain identifiable assets and any goodwill related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At December 31, 2004, the Company believes that there has been no impairment of its long-lived assets.

I. Rent Expense – The Company leases office space on a month to month lease. Rent expense for the year ending December 31, 2004 was approximately $170,000.

2. SECURITIES OWNED

Securities owned consist of common stock of various publicly held companies.

3. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31, 2004:

Furniture and fixtures	$ 35,562
Machinery and equipment	129,299
	164,861
Less: accumulated depreciation	(102,046)
	$ 62,815

Depreciation expense was $25,386 for the year ended December 31, 2004.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $124,449, which was $24,449 above its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 8.58 to 1.

5. CLEARING BROKER INDEMNIFICATION

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company may enter into security sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers used as collateral for bank loans or failed to receive), the Company may incur a loss if the security is not received and the market value has increased over the contract amount of the transactions. The Company had no such transactions outstanding as of December 31, 2004.

In the normal course of business, the Company may execute, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter-parties in the above situations. The Company's policy is to closely monitor its market exposure and counter-party risk.

7. INCOME TAXES – NET OPERATING LOSS

At December 31, 2004, the Company has a net operating loss ("NOL") carry forward of approximately $70,000 available to offset its future income tax liability. The NOL will expire in 2022. The related tax asset has been offset by a valuation allowance.

8. ARBITRATION AND CONTINGENT LIABILITIES

The Company is subject to litigation and arbitration arising in the ordinary course of its business. The Company does not believe that this is likely to have a material adverse effect on the financial condition of the Company.

A routine audit by the staff of the Securities and Exchange Commission disclosed that the Company had made certain charges which were not allowed by the applicable underlying agreements. The Company arranged to pay refunds where appropriate, for which $490,000 has been accrued in the financial statements. The Company has arranged both additional capital and a payment by a responsible employee to cover the amount of such refunds. The staff of the Commission has not proposed a fine and management does not expect to have to pay one. No amount for any fine that may be proposed has been provided for in the financial statements.

Vertical Capital Partners, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2004

Total stockholders' equity from statement of financial condition	$	483,393
Deduction and/or charges:		
Total non-allowable assets		(337,121)
Net capital before haircuts		146,272
Haircuts on securities:		
Trading and investment securities:		15,345
Undue concentration		6,478
Total haircuts on securities		21,823
Net capital	$	124,449
Greater of:		
Minimum net capital required - 6 2/3% total aggregate indebtedness of $1,068,213, pursuant to Rule 15c3-1	$	71,214
Minimum dollar net capital requirement of reporting broker/dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	24,449
Excess net capital at 1,000%, as defined	$	17,628
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	1,068,213
Total aggregate indebtedness	$	1,068,213
Ratio: aggregate indebtedness to net capital		8.58

Vertical Capital Partners, Inc.

Reconciliation of Net Capital Under Rule 15c3-1

December 31, 2004

Reconciliation of the computation of net capital pursuant to Rule 15c3-1 with the corresponding computation contained in the unaudited Part II filing of Form X-17A-5

Net capital per computation contained in Part IIA of Form X-17A-5	$	142,028
Audit adjustments:		
Increases in accruals		
- Legal fees		(12,579)
- Commission		(5,000)
Net capital per audited report	$	124,449

Vertical Capital Partners, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2004

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

VERTICAL CAPITAL PARTNERS, INC.

SUPPLEMENTAL REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591



Board of Directors
Vertical Capital Partners, Inc.
New York, New York

In Planning and performing our audit of the financial statements and supplemental schedules of Vertical Capital Partners, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively

low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to by material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants
New York, NY
February 15, 2005